Exhibit 2.01
Resource Extraction Payment Report
Project-level disclosure
On April 24, 2023, Granite Construction Incorporated (the “Company”) acquired Coast Mountain Resources (2020) Ltd. which changed its name to Granite Infrastructure Canada, Ltd. ("Granite Canada") on May 13, 2024. Granite Canada is a construction aggregate producer based in British Columbia, Canada operating on Malahat First Nation land. As a consequence of the acquisition, the Company pays royalties for extracted aggregates to the Malahat First Nation. See table below (in thousands) for payments made to the Malahat First Nation for the year ended December 31, 2023.

Project	Type	Government	Country and Subdivision	Currency Used	Segment	Resource	Method of Extraction	Total Payments
Granite Canada	Royalty	Foreign Government - Tribal Government	CA-BC	CAD	Materials	Hard Rock	Open Pit	$176
Government-level disclosure
The Company files a consolidated income tax return in the United States (“U.S.”) that includes all U.S. entities. The Company pays U.S. corporate income taxes based on income before income taxes of the entire U.S. group rather than on a project-by-project basis. The amount (in thousands) in the below table for the year ended December 31, 2023 is based on the consolidated income before income taxes of the Company.

Type	Government	Country	Currency Used	Total Payments
Income Taxes	Federal Government	United States	USD	$7,571